SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file Number 0-10200

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Investments Capital

Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

SEI Investments Capital Accumulation Plan

Index

December 31, 2003 and 2002

*	Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) for the plan period ended December 31, 2003, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Investments Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Investments Capital Accumulation Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA

June 15, 2004

SEI Investments Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments
Investments at fair value	$130,171,162	$99,133,576
Principal loans	1,264,118	1,249,508

Total investments	131,435,280	100,383,084

Receivables
Employee contributions	193,315	—
Employer contributions	129,205	—
Dividends	50,183	—

Total receivables	372,703	—

Net assets available for plan benefits	$131,807,983	$100,383,084

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$24,146,469
Interest	94,853
Dividends	1,597,247

Investment income	25,838,569

Contributions
Participants	8,498,097
Employer	3,240,915

Total contributions	11,739,012

Total additions	37,577,581

Deductions from net assets attributed to
Benefits paid to participants	(6,152,682)

Total deductions	(6,152,682)

Net increase	31,424,899

Net assets available for benefits
Beginning of year	100,383,084

End of year	$131,807,983

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2003 and 2002

1.	Plan Description

General

The following description of the SEI Investments Capital Accumulation Plan (the “Plan”) provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). Participants should refer to the Summary Plan Document for a more complete description of the Plan’s provisions. The Plan’s sponsor is the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. Any salary deferral contribution election will not be effective until a later date as described in the Summary Plan Document. A participant may make tax-deferred contributions to the Plan up to the lesser of 15% of eligible compensation or $12,000 for the calendar year 2003, which are deposited into a “deferral account.” In addition, participants age 50 or over may be eligible to make additional “catch-up contributions” of up to $2,000 for the calendar year 2003.

All Company contributions are discretionary and will be made out of available profits of the Company. The Company’s matching contribution may not exceed 3% of the participant’s annual eligible compensation and will be credited to the participant’s matching contribution account. In addition, the Company may make a contribution to all participants that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.

A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $3,240,915 and $3,276,559 for 2003 and 2002, respectively. The Company made no other discretionary contributions during 2003 and 2002.

Participants are immediately vested in their salary deferral contributions to the Plan and all employer contributions credited to their accounts at the time of contribution plus any earnings (losses) thereon.

Amounts in participants’ accounts will be distributed in the form of installments, lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship.

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are made at interest rates generally equivalent to those being charged on similar commercial loans with terms from one year to five years, including loans for the purchase of a primary residence, which can have terms of up to 30 years.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2003 and 2002

Participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in the accompanying financial statements. The Company’s common stock is valued at its quoted market price. Shares of mutual and collective funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

All administrative costs of the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in assets available for benefits.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2003 and 2002

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
SEI Stable Asset Fund	$12,341,368	$13,172,584
SEI Large Cap Value Fund	22,600,622	16,776,144
SEI Small Cap Growth Fund	21,162,501	12,411,447
SEI Large Cap Growth Fund	20,486,663	14,660,787
SEI Diversified Growth	9,890,679	7,267,935
SEI Diversified Global Stock Fund	8,069,754	5,511,325
SEI Core Fixed Income	6,695,446	5,900,219
SEI Investments Company Common Stock Fund*	17,935,494	16,024,634

*	Approximately 5% of the SEI Investments Company Common Stock Fund is held in a short-term investment mutual fund to facilitate daily transactions. The SEI Investment Company Common Stock Fund held balances of $16,989,676 and $15,055,410 in Company common stock and $945,818 and $969,224 in the SEI Daily Income Trust-Prime Obligation Fund as of December 31, 2003 and 2002, respectively.

During 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $24,146,469 as follows:

Mutual and Collective Funds	$22,259,729
Common Stock of the Company	1,886,740

Net appreciation in fair value of investments	$24,146,469

4.	Income Taxes

The Internal Revenue Service issued a determination letter, dated October 11, 1995, stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2003 and 2002.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2003 and 2002

6.	Distributions to Participants

Distributions to terminated participants are generally made as soon as reasonably possible after notification. There were no distributions payable to participants at December 31, 2003 or 2002.

7.	Related Party Transactions

All investments of the Plan are in mutual or collective funds sponsored by the Company and common stock of the Company. Therefore, these investments and transactions qualify as party-in-interest transactions. The mutual and collective fund investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.18% and 1.51% of the average net assets of the funds.

8.	Subsequent Events

The Internal Revenue service has determined and informed the Company by a letter dated May 18, 2004 that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date.

Effective June 1, 2004, the Plan has been amended to permit a participant to contribute up to 25% of eligible compensation.

SEI Investments Capital Accumulation Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Investment Type	Current Value
* SEI Stable Asset Fund	Common/Collective Trusts	$12,341,368
* SEI Institutional Managed Trust - Core Fixed Income Fund	Registered Investment Company	6,695,446
* SEI Institutional Managed Trust - Large Cap Value Fund	Registered Investment Company	22,600,622
* SEI Institutional International Trust - International Equity Fund	Registered Investment Company	5,199,635
* SEI Institutional Managed Trust - Small Cap Growth	Registered Investment Company	21,162,502
* SEI Institutional Managed Trust - Large Cap Growth	Registered Investment Company	20,486,663
* SEI Asset Allocation Trust - Diversified Moderate Growth	Registered Investment Company	2,575,916
* SEI Asset Allocation Trust - Diversified Growth	Registered Investment Company	9,890,679
* SEI Asset Allocation Trust - Diversified Global Stock Fund	Registered Investment Company	8,069,754
* SEI Asset Allocation Trust - Diversified Conservative Fund	Registered Investment Company	1,284,527
* SEI Institutional International Trust - Emerging Markets Equity Fund	Registered Investment Company	1,928,546
* SEI Daily Income Treasury II Fund	Registered Investment Company	10
* SEI Investments Company Common Stock Fund	Common/Collective Trusts	17,935,494
Participants loans (interest rates range from 8.0% to 9.0% with maturity dates from 2004 to 2033)	Participant Loan	1,264,118

		$131,435,280

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Investments Company Capital Accumulation Plan

Date: June 28, 2004	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer